UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Niska Gas Storage Partners LLC

(Name of Issuer)

Common Units, No Par Value

(Title of Class of Securities)

654678 10 1

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Sponsor Holdings Coöperatief U.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 37,988,724 common units outstanding as of December 23, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Niska Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 37,988,724 common units outstanding as of December 23, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: Carlyle/Riverstone Energy Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                 Based on 37,988,724 common units outstanding as of December 23, 2014.

CUSIP No. 654678 10 1

1.	Names of Reporting Person: C/R Energy GP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,488,525

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,488,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,488,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.9%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)                                 Based on 37,988,724 common units outstanding as of December 23, 2014.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”) by the Reporting Persons with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D as set forth below:

“Niska Sponsor Holdings is an entity formed for purposes of holding ownership in the Issuer.  Niska Sponsor Holdings owns a 100% limited liability company interest in Niska Gas Storage Management LLC, a Delaware limited liability company (the “Manager”), which has a 1.80% managing member interest in the Issuer.  Niska Holdings owns a 100% interest in Niska Sponsor Holdings. Carlyle/Riverstone Energy Partners is the general partner of Niska Holdings.  C/R Energy GP III exercises investment discretion and control over the units held by Niska Sponsor Holdings through Carlyle/Riverstone Energy Partners, of which C/R Energy GP III is the sole general partner.  C/R Energy GP III’s principal business is serving as the general partner of Carlyle/Riverstone Energy Partners. C/R Energy GP III is managed by an eight person management committee.”

Item 3.                                 Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

“The Issuer filed a registration statement with the Securities and Exchange Commission (the “Commission”) to authorize the issuance of up to 7,500,000 Common Units in connection with a distribution reinvestment plan (“DRIP”).  The DRIP provides unitholders of record and beneficial owners of Common Units a voluntary means by which unitholders can increase the number of Common Units owned by reinvesting the quarterly cash distributions unitholders would otherwise receive in the purchase of additional Common Units.  Niska Sponsor Holdings participates in the DRIP, pursuant to which it uses the quarterly cash distributions that it receives on its Common Units to purchase additional Common Units.  During the year ended March 31, 2014, Niska Sponsor Holdings was issued 1,252,810 Common Units in lieu of receiving cash distributions of approximately $18.3 million. During the nine months ended December 31, 2014, Niska Sponsor Holdings was issued 2,243,470 Common Units in lieu of receiving cash distributions of approximately $19.6 million.”

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The percent of class provided for each reporting person below is based on 37,988,724 Common Units outstanding as of December 23, 2014.

1.              Niska Sponsor Holdings Coöperatief U.A.

A.            Amount beneficially owned:  20,488,525

B.            Percent of class:  53.9%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  20,488,525

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  20,488,525

2.              Niska Holdings L.P.

A.            Amount beneficially owned:  20,488,525

B.            Percent of class:  53.9%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  20,488,525

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  20,488,525

3.              Carlyle/Riverstone Energy Partners III, L.P.

A.            Amount beneficially owned:  20,488,525

B.            Percent of class:  53.9%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  20,488,525

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  20,488,525

4.              C/R Energy GP III, LLC

A.            Amount beneficially owned:  20,488,525

B.            Percent of class:  53.9%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  20,488,525

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  20,488,525

Niska Sponsor Holdings owns a 100% limited liability company interest in the Manager, which has a 1.80% managing member interest in the Issuer.  Niska Holdings owns a 100% interest in Niska Sponsor Holdings.  Carlyle/Riverstone Energy Partners is the general partner of Niska Holdings.  C/R Energy GP III exercises investment discretion and control over the units held by Niska Sponsor Holdings through Carlyle/Riverstone Energy Partners, of which C/R Energy GP III is the sole general partner.  The Reporting Persons other than Niska Sponsor Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by Niska Sponsor Holdings.

C/R Energy GP III is managed by an eight person investment committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, N. John Lancaster, Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias.

(c)  During the year ended March 31, 2014, Niska Sponsor Holdings was issued 1,252,810 Common Units in lieu of receiving cash distributions of approximately $18.3 million. During the nine months ended December 31, 2014, Niska Sponsor Holdings was issued 2,243,470 Common Units in lieu of receiving cash distributions of approximately $19.6 million.

(d)         Not applicable.

(e)          Not applicable.”

Item 7.                                 Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated February 13, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 14, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 31, 2014

NISKA SPONSOR HOLDINGS COÖPERATIEF U.A.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

NISKA HOLDINGS L.P.
By Carlyle/Riverstone Energy Partners III, L.P., its general partner

By C/R Energy GP III, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.
By C/R Energy GP III, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

C/R ENERGY GP III, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person